Augusta Resource Announces Rosemont Copper EIS Delivered to
Cooperating Agencies for Final Comments

Toronto, Ontario, July 1, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that the Preliminary Administrative (“PA”) Final Environmental Impact Statement (“FEIS”) for Rosemont Copper has been delivered by the U.S. Forest Service (“USFS”) to the Federal, State and Local cooperating agencies for their final comments today. This follows a detailed internal review by the regional and Washington, D.C. offices of the USFS. The cooperating agencies have been given 30 days to provide their final comments, following which the FEIS will be finalized and issued.

The PA FEIS includes a description of the environmental impacts of the Rosemont Copper Project, including impacts to water and air quality, cultural resources, recreation and wildlife. This discussion includes the results of consultation with the U.S. Fish and Wildlife Service ("USFWS"). The PA FEIS concludes, supported by the USFWS, that the project would not jeopardize the continued existence of any of the ten federally listed (threatened and endangered) species that may occur in the project area. The PA FEIS also concludes that the project will not result in adverse modification of any designated critical habitat. Further, as anticipated and planned for, certain monitoring and mitigation requirements will be required to minimize the impacts of the project.

“The Rosemont Mine Plan of Operations and associated mitigation programs are comprehensive, progressive, and thorough,” commented Jamie Sturgess, Augusta’s Senior Vice President, Corporate Development and Government Affairs. “The issues and concerns of many parties have been addressed, through careful project facility siting, technology selection, pollution prevention, land and water set-asides, compensatory mitigation funding, community endowment efforts, and voluntary acquisition of ranches and rare surface water rights for preservation of habitat values.”

The USFS is also completing the Record of Decision (“ROD”) with the objective of issuing the ROD concurrently with the publication of the FEIS. Augusta expects both of these events to occur in the third quarter of 2013.

In addition, the Army Corps of Engineers (ACOE) Section 404 permit continues to advance. The ACOE will use the FEIS to finalize the impacts and mitigation requirements for the Rosemont Project. Receipt of this last required permit is expected shortly after the ROD and publication of the FEIS.

“The USFS remains focused on moving the permitting process forward towards completion,” said Gil Clausen, Augusta’s President and CEO. “This year will be a transformative year for Augusta and our project partners as we move from permitting into construction at Rosemont. Our team is fully prepared and ready to execute on its development. Project financing is moving rapidly to conclusion and detailed construction engineering and procurement is well advanced.”

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com